

IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS INCIDENT AT ROSEBEL CONCESSION

Toronto, Ontario, August 1, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") deeply regrets to report that an incident involving local police and unauthorized artisanal miners within the Rosebel concession has resulted in the death of an unauthorized miner.

Rosebel's Emergency Response Team was immediately activated. The appropriate government authorities have been notified. An investigation into the incident, which also resulted in some equipment damage, has been initiated.

To ensure the security of our workforce, we have temporarily suspended mining activities while the mill continues to operate.

Our thoughts are with the family and friends of the deceased at this difficult time.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com